Exhibit (a)(7)

FORMS OF ACKNOWLEDGEMENT OF RECEIPT OF LETTER OF

TRANSMITTAL/WITHDRAWAL FORM

ACKNOWLEDGEMENT OF LETTER OF TRANSMITTAL

KLA-Tencor Corporation (“KLA-Tencor”) has received your Letter of Transmittal dated             , 2007, by which you elected to tender your Eligible Option(s) for amendment or replacement pursuant to the terms and conditions of the Offer to Amend or Replace dated May 16, 2007 (the “Offer”).

Should you change your mind, you may withdraw your tendered Eligible Option(s) by completing and signing a Withdrawal Form and sending it before 11:59 p.m., Pacific Time on June 14, 2007 (or any extended expiration date of the Offer) to KLA-Tencor Corporation via mail, courier or hand delivery to 160 Rio Robles, San Jose, California 95134, Attn: Tracy Laboy or by facsimile at facsimile number (408) 875-6677. You may obtain a Withdrawal Form by contacting Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com. Only Withdrawal Forms that are complete, signed and actually received via facsimile, mail, courier or hand delivery by the deadline will be accepted. If you have questions concerning the submission of your form, please direct them to Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com.

Please note that KLA-Tencor’s receipt of your Letter of Transmittal is not by itself an acceptance of your Eligible Option(s) for amendment or replacement. For purposes of the Offer, KLA-Tencor will be deemed to have accepted all properly tendered and unwithdrawn Eligible Options as of the date when KLA-Tencor provides the tendering optionees with notice of its acceptance of those options. Such notice may be made by press release, email or other method of communication. KLA-Tencor’s formal acceptance is expected to take place shortly after the end of the offer period.

ACKNOWLEDGEMENT OF WITHDRAWAL FORM

KLA-Tencor Corporation (“KLA-Tencor”) has received your Withdrawal Form dated             , 2007, by which you withdrawn one or more Eligible Options you previously tendered for amendment or replacement pursuant to the Offer to Amend or Replace dated May 16, 2007 (the “Offer”).

You may re-submit any withdrawn Eligible Option for amendment or replacement pursuant to the Offer, provided you do so before the Expiration Date. If KLA-Tencor extends the Offer beyond the Expiration Date, you may re-submit your withdrawn Eligible Option(s) at any time until the extended expiration date of the Offer. You will not be deemed to have made a proper re-submission of your withdrawn Eligible Option(s) unless you deliver, prior to the Expiration Date, a new Letter of Transmittal following the procedures described in the instructions to the Letter of Transmittal. The new Letter of Transmittal must be signed and dated after your original Letter of Transmittal and any Withdrawal Form you have submitted.

The new Letter of Transmittal may be submitted to KLA-Tencor via mail to KLA-Tencor Corporation via mail, courier or hand delivery to 160 Rio Robles, San Jose, California 95134, Attn: Tracy Laboy or by facsimile at facsimile number (408) 875-6677. Such submission must be made before 11:59 p.m., Pacific Time, on June 14, 2007 (or any extended expiration date of the Offer).